Exhibit 99.43

For Immediate Release

TSX: BXE

BELLATRIX EXPLORATION REPORTS RESOURCE DRILLING DRIVES 19.1% RESERVE GROWTH IN FIRST SIX MONTHS OF 2011

Calgary, Alberta, October 3, 2011- Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) announces the results of a 2011 mid year-end reserves evaluation by Sproule Associates Limited (“Sproule”),  an independent reserves evaluator, for 100% of Bellatrix’s oil and gas properties prepared in accordance with National Instrument 51-101- Standards of Disclosure for Oil and Gas Activities (“NI 51-101”).

As a growth-oriented corporation, Bellatrix delivered significant increases in reserves and production in the first six months of 2011 as compared to year-end 2010 and further expanded its proven catalogue of highly economic Cardium and Notikewin resource-play inventory. Highlights of results include:

•                  Current field production for the week ended September 30, 2011 is estimated at an average of approximately 12,900 boe/d with newly drilled wells coming onto production.

•                  In Q2 2011 sales volumes grew to 11,643 boe/d from 10,084 boe/d in Q1 2011.  Total crude oil, condensate and NGLs represented 38% of sales volumes for the three months ended June 30, 2011.

•                  Due to the protracted wet spring breakup, Q3 2011 sales volumes are expected to average approximately 11,600 boe/d.

•                  7 gross (6.33  net) Cardium wells were drilled and completed in Q2 and Q3 2011, with initial gross production (“IP” ) average rate for 7 days of 646 boe/d.  Five of the 7 wells have been on production for 30 days, with IP average rate for 15 days of 572 boe/d and an IP average rate for 30 days of 480 boe/d.

•                  During Q3 2011 the Company has drilled and completed one gross (0.55  net) Notikewin well which has been placed on production at an average rate of 10 mmcf/d with an estimated liquids yield of 35 bbls per mmcf of gas.

•                  Four gross (1.27  net) non-operated joint venture wells Cardium horizontal wells are in various stages of completion.

•                  Two gross (2 net) Cardium horizontal wells are currently drilling and 3 gross (2.74  net) Cardium wells are waiting on completion.

•                  Two gross (1.44  net) Notikewin wells are currently drilling.

•                  Inventory has increased to 900 net low risk development drilling locations which includes 400 net horizontal Cardium locations and 174 net horizontal Notikewin locations.

•                  58% of Q2 2011 production is hedged through to December 31, 2011.

RESERVES UPDATE

Bellatrix engaged Sproule to complete a reserve report in accordance with NI 51-101, on 100% of Bellatrix’s oil and gas properties effective June 30, 2011.

Highlights of Bellatrix’s June 30, 2011 reserves and year to date 2011 reserve additions include:

•                  29.868  mmboe total company interest proved reserves and 50.729  mmboe total company interest proved plus probable reserves, as at June 30, 2011, representing 19.1%  growth in the first six months of 2011.

•                  $616.75 million net present value of future net revenue of working interest reserves at 10% discount rate up from $481.54 million posted as of December 31, 2010.  This growth contributes to a 28.1%  increase in Bellatrix’s net asset value, as at June 30, 2011 and equates to $6.29 per basic share outstanding based on the Sproule evaluation of proved and probable reserves at a 10% discount rate ($7.03 per basic share outstanding at an 8% discount rate). In August 2011, Bellatrix added an additional 20 gross and net contiguous sections of land in the Ferrier area which is not included in the net asset value calculations above.

•                  517% replacement of production with proved and probable company interest reserve additions in the first six months of 2011.

•                  $5.79/boe FD&A for proved reserves including changes to future development capital and $12.98/boe FD&A for proved reserves excluding changes to future development capital for the first six months ended 2011.

•                  $8.84/boe FD&A for total proved plus probable reserves excluding changes to future development capital and FD&A of less than $0.001/boe for total proved plus probable reserves including changes to future development, due to upgraded future development capital projects (horizontal Cardium and Notikewin wells replacing older vertical development projects), for the first six months of 2011.

•                  11.6  year reserve life index on a total company interest proved and probable basis at June 30, 2011 based on Sproule’s 2011 forecasted production of 11,983 boe/d.

	As at June 30,			2010
	2011 Reserves[1]			Reserves [1,2]
	Oil & Liquids	Natural Gas	Total	Total	Variance
	(mbbls)	(mmcf)	(mboe)	(mboe)%
Proved	9,761.3	120,639.3	29,867.8	24,930	+ 19.8%
Probable	6,823.5	84,227.7	20,861.5	17,630	+ 18.3%
Proved Plus Probable [1]	16,584.8	204,867.0	50,729.3	42,560	+ 19.1%

1 Based on company interest reserves

2 As evaluated by GLJ Petroleum Consultants Ltd. (“GLJ”)

FINDING, DEVELOPMENT AND ACQUISITION COSTS (“FD&A”) HIGHLIGHTS

	Six Months Ended		2008-2010
($/boe)	June 30, 2011	2010	Average
Proved (excluding FDC)	$12.98	$8.47	9.42
Proved (including FDC)	$5.79	$15.94	15.46

Proved Plus Probable (excluding FDC)	$8.84	$4.96	6.58
Proved Plus Probable (including FDC)	$(0.51)	$12.89	13.36

PROPERTY DISPOSITION

The Company closed a minor non-core property sale at Meekwap, Alberta for net proceeds of $4.2 million after adjustments on September 22, 2011. The purchase and sale agreement had an effective and closing date of September 22, 2011. The net proceeds were used to temporarily reduce the Company’s bank indebtedness and will ultimately be directed towards the development of its Cardium oil and Notikewin resource programs.

COMMODITY RISK MANAGEMENT CONTRACTS

In September 2011, Bellatrix entered into two additional price risk management contracts consisting of crude oil fixed price swaps for 1,000 bbls/d each for the period January 1, 2012 to December 31, 2012 at a price of CDN $90/bbl and CDN $90.49/bbl respectively.

As at September 30, 2011, Bellatrix has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Natural Gas fixed	Apr. 1, 2011 to Oct. 31, 2011	5,000 GJ/day	$3.87 CDN	$3.87 CDN	AECO
Natural Gas fixed	Apr. 1, 2011 to Oct. 31, 2011	5,000 GJ/day	$3.65 CDN	$3.65 CDN	AECO
Natural Gas fixed	Apr. 1, 2011 to Oct. 31, 2011	5,000 GJ/day	$3.805 CDN	$3.805 CDN	AECO
Natural Gas fixed	Apr. 1, 2011 to Oct. 31, 2011	5,000 GJ/day	$3.80 CDN	$3.80 CDN	AECO
Natural Gas fixed	May 1, 2011 to Dec. 31, 2011	5,000 GJ/day	$6.30 CDN	$6.30 CDN	AECO
Crude Oil fixed	Jan. 1, 2011 to Dec. 31, 2011	1,000 bbl/d	$88.18 CDN	$88.18 CDN	WTI
Crude Oil fixed	Jan. 1, 2011 to Dec. 31, 2011	500 bbl/d	$89.00 CDN	$89.00 CDN	WTI
Crude Oil fixed	Jan. 1, 2011 to Dec. 31, 2011	500 bbl/d	$89.10 US	$89.10 US	WTI
Crude Oil fixed	Feb. 1, 2011 to Dec. 31, 2011	500 bbl/d	$95.00 US	$95.00 US	WTI
Crude Oil fixed	Mar. 1, 2011 to Dec. 31, 2011	500 bbl/d	$97.50 US	$97.50 US	WTI
Crude Oil fixed	Jan. 1, 2012 to Dec. 31, 2012	1,000 bbl/d	$90.00 CDN	$90.00 CDN	WTI
Crude Oil fixed	Jan. 1, 2012 to Dec. 31, 2012	1,000 bbl/d	$90.49 CDN	$90.49 CDN	WTI
Crude Oil call	Jan. 1, 2012 to Dec. 31, 2012	833 bbl/d	—	$110.00 US	WTI

RESERVES TABLES

Reserves included herein are stated on a company interest basis (before royalty burdens and including royalty interests) unless noted otherwise as well as on a gross and net basis as defined in NI 51-101. “Company interest” is not a term defined by NI 51-101 and as such the estimates of company interest reserves herein may not be comparable to estimates prepared in accordance with NI 51-101 or to other issuers’ estimates of company interest reserves.

At June 30, 2011 the Company’s proved and probable company interest reserves as evaluated by Sproule, using forecast prices and costs, were 50,729 mboe, an increase of 19.2% compared to 42,560 mboe at December 31, 2010 as evaluated by GLJ.  There were no reserve property dispositions in the first six months of 2011. By commodity type, natural gas makes up 67.3%, light oil and natural gas liquids 29.9% and heavy oil 2.8% of total reserves.  At June 30, 2011, the Company’s total proved company interest reserves were 29,868 mboe, an increase of 19.8% compared to 24,930 mboe at December 31, 2010 as evaluated by GLJ (calculated increases include six months ended June 30, 2011 production of 1,960 mboe).

Reserves, at June 30, 2011, as evaluated by Sproule, are summarized below and in the following tables.

Summary of Oil and Gas Company Interest1 Reserves2 (Gross + Royalties Receivable)

Forecast Prices and Costs

	As at June 30, 2011					As at Dec. 31, 2010 [4]
			Light and	Natural Gas
	Natural Gas[3]	Heavy Oil	Medium Oil	Liquids	Total	Total
	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mboe, 6:1)	(mboe, 6:1)
Proved
Developed producing	63,234.9	783.8	3,727.5	2,013.1	17,063.6	14,380
Developed non-producing	1,771.8	—	266.1	35.5	596.9	1,099
Undeveloped	55,632.6	240.0	757.6	1,937.5	12,207.2	9,451
Total proved	120,639.3	1,023.8	4,751.3	3,986.2	29,867.8	24,930
Probable	84,227.7	399.8	3.648.7	2,775.0	20,861.5	17,630
Proved plus probable, producing	89,531.0	1,058.6	5,600.5	2,869.9	24,450.7	19,666
Total proved plus probable	204,867.0	1,423.6	8,400.0	6,761.2	50,729.3	42,560

1               “Company Interest” means Bellatrix’s working interest (operated or non-operated) share before deduction of royalties but after including any royalty interests of Bellatrix.

2               May not add due to rounding.

3               Includes 1,268 mmcf of total proved and 1,681 mmcf total proved plus probable assigned to natural gas from coal bed methane reserves.

4               As evaluated by GLJ

Summary of Oil and Gas Working Interest1 Reserves2 (Gross)

Forecast Prices and Costs

	As at June 30, 2011					As at Dec. 31, 2010 [4]
			Light and	Natural Gas
	Natural Gas[3]	Heavy Oil	Medium Oil	Liquids	Total	Total
	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mboe, 6:1)	(mboe, 6:1)
Proved
Developed producing	62,825.7	776.2	3,725.2	1,998.5	16,971.0	14,299
Developed non-producing	1,771.7	—	265.7	35.5	596.5	1,099
Undeveloped	55,048.7	240.0	757.6	1,916.9	12,089.3	9,445
Total proved	119,646.1	1,016.2	4,748.5	3,950.9	29,656.7	24,842
Probable	83,799.4	393.5	3,647.3	2,759.9	20.767.2	17,600
Proved plus probable, producing	88,955.9	1,044.7	5,597.2	2,849.4	24,317.2	19,573
Total proved plus probable	203,445.7	1.409.7	8,395.8	6.710.8	50,423.9	42,442

1              “Working Interest” means Bellatrix’s working interest (operated or non-operated) share before deduction of royalties and without including any royalty interests of Bellatrix. Also referred to as “Gross” reserves under NI 51-101.

2              May not add due to rounding.

3              Includes 1,268 mmcf of total proved and 1,681 mmcf total proved plus probable assigned to natural gas from coal bed methane reserves.

4              As evaluated by GLJ.

Summary of Oil and Gas Net Reserves1, 2 (Net)

Forecast Prices and Costs

	As at June 30, 2011					As at Dec. 31, 2010 [4]
			Light and	Natural Gas
	Natural Gas[3]	Heavy Oil	Medium Oil	Liquids	Total	Total
	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mboe, 6:1)	(mboe, 6:1)
Proved
Developed producing	49,992.2	620.7	2,938.6	1,281.8	13,173.1	11,408
Developed non-producing	1,454.9	—	194.4	21.8	458.6	904
Undeveloped	41,241.1	173.8	617.4	1,373.3	9,038.1	7,593
Total proved	92,688.3	794.5	3,750.4	2,676.8	22,669.8	19,904
Probable	62,886.8	302.9	2.835.0	1,843.0	15,462.1	13,836
Proved plus probable, producing	70,092.2	825.6	4,339.9	1,806.6	18,654.1	15,430
Total proved plus probable	155,575.1	1,097.4	6,585.4	4,519.8	38,131.9	33,740

1              “Net” means Bellatrix’s working interest (operated or non-operated) share after deduction of royalty obligations, plus Bellatrix’s royalty interests in reserves.

2              May not add due to rounding.

3              Includes 1,079 mmcf of total proved and 1,424 mmcf total proved plus probable assigned to natural gas from coal bed methane reserves.

4              As evaluated by GLJ.

RESERVES RECONCILIATION

COMPANY INTEREST1, 2 (Gross + Royalties Receivable)

	Light and
	Medium	Heavy	Total		Conventional	Natural Gas	Total
	Crude Oil	Crude Oil	Crude Oil	NGLs	Natural Gas	from Coal	Natural Gas	Oil Equivalent
	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mmcf)	(mboe)
PROVED PRODUCING
Opening Balance[3]	2,671	408	3,080	1,583	56,793	1,511	58,304	14,380
Discoveries	—	—	—	—	—	—	—	—
Extensions	—	61.3	61.3	45.9	1,302	—	1,302	324.2
Infill Drilling	—	—	—	—	—	—	—	—
Improved Recovery	—	—	—	—	—	—	—	—
Technical Revisions	1,534.6	278.0	1,812.6	595.3	11,059	(141)	10,918	4,226.9
Acquisitions	—	99.6	99.6	—	—	—	—	99.6
Dispositions	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—
Production	(478.1)	(63.1)	(541.2)	(211.1)	(7,186)	(102)	(7,288)	(1,967.1)
Closing Balance[4]	3,727.5	783.8	4,511.3	2,013.1	61,967	1,268	63,235	17,063.6
TOTAL PROVED
Opening Balance[3]	6,465	470	6,935	2,612	90,666	1,632	92,298	24,930
Discoveries	—	—	—	—	—	—	—	—
Extensions	418.3	121.3	539.6	936.1	26,435	—	26,435	5,881.7
Infill Drilling	8.3	—	8.3	0.2	4	—	4	9.0
Improved Recovery	—	—	—	—	—	—	—	—
Technical Revisions	(1,662.2)	306.0	1,356.2	649.0	9,453	(262)	9,191	824.6
Acquisitions	—	189.6	—	—	—	—	—	189.6
Dispositions	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—
Production	(478.1)	(63.1)	(541.2)	(211.1)	(7,186)	(102)	(7,288)	(1,967.1)
Closing Balance[4]	4,751.3	1,023.8	5,775.1	3,986.2	119,371	1,268	120,639.3	29,867.8
PROBABLE
Opening Balance[3]	5,570	216	5,786	1,781	60,020	359	60,379	17,630
Discoveries	—	—	—	—	—	—	—	—
Extensions	915.6	25.7	941.3	1173.3	35,123	—	35,123	7,969.9
Infill Drilling	20.0	—	20.0	0.4	759	—	759	147.0
Improved Recovery	—	—	—	—	—	—	—	—
Technical Revisions	(2,856.9)	111.1	(2,745.8)	(179.7)	(12,089)	54	(12,035)	(4,932.4)
Acquisitions	—	47.0	47.0	—	—	—	—	47.0
Dispositions	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—
Closing Balance[4]	3,648.7	399.8	4,048.5	2,775	83,815	413	84,228	20,861.5
PROVED PLUS PROBABLE
Opening Balance[3]	12,035	686	12,721	4,393	150,686	1,991	152,677	42,560
Discoveries	—	—	—	—	—	—	—	—
Extensions	1,333.9	147.0	1480.9	2,109.4	61,559	—	61,559	13,851.6
Infill Drilling	28.3	—	28.3	0.6	763	—	763	156.0
Improved Recovery	—	—	—	—	—	—	—	—
Technical Revisions	(4,519.1)	417.1	(4,102.0)	469.3	(2,635)	(208)	(2,843)	(4,107.8)
Acquisitions	—	236.6	236.6	—	—	—	—	236.6
Dispositions	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—
Production	(478.1)	(63.1)	(541.2)	(211.1)	(7,186)	(102)	(7,288)	(1,967.1)
Closing Balance[4]	8,400.0	1,423.6	9,823.9	6,761.2	203,186	1,681	204,867	50,729.3

1              “Company Interest” means Bellatrix’s working interest (operated or non-operated) share before deduction of royalties but after including any royalty interests of Bellatrix

2              Based on forecast prices and costs. May not add due to rounding.

3              As at December 31, 2010 as evaluated by GLJ.

4              As at June30, 2011 as evaluated by Sproule.

RESERVES RECONCILIATION

WORKING INTEREST1 (Gross)

	Light and
	Medium	Heavy	Total		Conventional	Natural Gas	Total	Oil
	Crude Oil	Crude Oil	Crude Oil	NGLs	Natural Gas	from Coal	Natural Gas	Equivalent
	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mmcf)	(mboe)
PROVED PRODUCING
Opening Balance[2]	2,671	385	3,056	1,573	56,507	1,511	58,017	14,299
Discoveries	—	—	—	—	—	—	—	—
Extensions	—	61.3	61.3	45.9	1,302	—	1,302	324.2
Infill Drilling	—	—	—	—	—	—	—	—
Improved Recovery	—	—	—	—	—	—	—	—
Technical Revisions	1,531.3	293.5	1,824.8	589.6	10,906	(141)	10,765	4,208.1
Acquisitions	—	99.5	99.5	—	—	—	—	99.5
Dispositions	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—
Production	(477.1)	(63.1)	(540.2)	(210.0)	(7,156)	(102)	(7,258)	(1,959.8)
Closing Balance[3]	3,725.2	776.2	4,501.4	1,998.5	61,558	1,268	62,826	16,971.0
TOTAL PROVED
Opening Balance[2]	6,465	445	6,910	2,601	90,353	1,632	91,984	24,842
Discoveries	—	—	—	—	—	—	—	—
Extensions	418.3	121.3	539.6	918.6	25,939	—	25,939	5,781.4
Infill Drilling	8.3	—	8.3	0.2	4	—	4	9.0
Improved Recovery	—	—	—	—	—	—	—	—
Technical Revisions	(1,666.0)	323.5	(1,342.5)	641.1	9,239	(262)	8,977	794.6
Acquisitions	—	189.5	189.5	—	—	—	—	189.5
Dispositions	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—
Production	(477.1)	(63.1)	(540.2)	(210.0)	(7,156)	(102)	(7,258)	(1,959.8)
Closing Balance[3]	4,748.5	1,016.2	5,764.7	3,950.9	61,558	1,268	119,646	29,656.7
PROBABLE
Opening Balance[2]	5,569	208	5,777	1,778	59,932	360	60,291	17,600
Discoveries	—	—	—	—	—	—	—	—
Extensions	915.6	25.7	941.3	1,165.3	34,909	—	34,909	7,924.7
Infill Drilling	19.9	—	19.9	0.4	759	—	759	146.9
Improved Recovery	—	—	—	—	—	—	—	—
Technical Revisions	(2,857.2)	112.8	(2,744.4)	(183.8)	(12,213)	54	(12,160)	(4,951.3)
Acquisitions	—	46.9	46.9	—	—	—	—	46.9
Dispositions	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—
Closing Balance[3]	3,647.3	393.4	4,040.7	2,759.9	83,378	413	83,800	20,767.1
PROVED PLUS PROBABLE
Opening Balance[2]	12,031	653	12,684	4,379	150,284	1,991	152,275	42,442
Discoveries	—	—	—	—	—	—	—	—
Extensions	1,333.9	147.0	1,480.9	2,083.9	60,848	—	60,848	13,706.1
Infill Drilling	28.2	—	28.2	0.6	763	—	763	155.9
Improved Recovery	—	—	—	—	—	—	—	—
Technical Revisions	(4,520.2)	436.4	(4,083.8)	457.3	(2,974)	(208)	(3,183)	(4,156.7)
Acquisitions	—	236.4	236.4	—	—	—	—	236.4
Dispositions	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—
Production	(477.1)	(63.1)	(540.2)	(210.0)	(7,156)	(102)	(7,257)	(1,959.8)
Closing Balance[3]	8,395.8	1,409.7	9,805.5	6,710.8	201,765	1,681	203,446	50,423.9

1              “Working Interest” means Bellatrix’s working interest (operated or non-operated) share before deduction of royalties and without including any royalty interest of Bellatrix. Also referred to as “Gross” reserves under NI 51-101.  May not add due to rounding.

2              As at December 31, 2010 as evaluated by GLJ.

3              As at June 30, 201 as evaluated by Sproule.

NET PRESENT VALUE OF FUTURE NET REVENUE

The forecast prices used in Sproule’s reserve report effective June 30, 2011 (the “Sproule Report”) were an average of the forecast prices published by Sproule, GLJ and McDaniel & Associates Consultants Ltd., as at July 1, 2011 (the “Consultants’ Average Forecast Prices”) and cost inflation factors as at July 1, 2011 prior to provision for interest, debt service charges and general and administrative expenses.  It should not be assumed that the net present values of future net revenues estimated by Sproule represent the fair market value of the reserves.

Estimated future net revenues are stated before deducting future estimated site restoration costs but are reduced for estimated future abandonment costs, the Saskatchewan Capital Tax and estimated capital for future development associated with the reserves.  In the Sproule Report, the net total future capital over the life of the reserves associated with the proved reserves is $103.2 million ($87.7 million discounted at 10%) and $173.8 million ($148.5 million discounted at 10%) for the total proved plus probable reserves. The change in 2011 net total future capital over the life of the reserves associated with the proved reserves is negative $54.7 million (negative $48.7 million discounted at 10%) and negative $115.0 million (negative $93 million discounted at 10% for the total proved plus probable reserves.

Summary of Net Present Values of Future Net Revenue1

Forecast Prices and Costs ($000s)

Before Income Taxes, Discounted at (%/ year)

As at June 30, 2011	0%	5%	10%	15%	20%
Proved
Developed producing	481,442	354,250	286,917	244,585	215,250
Developed non-producing	18,005	14,023	11,610	10,026	8,915
Undeveloped	259,386	162,533	112,213	81,799	61,641
Total proved	758,832	530,806	410,740	336,409	285,805
Probable	675,134	334,052	206,007	143,044	106,420
Proved Plus Probable Producing	749,190	480,016	363,139	297,903	255,829
Total proved plus probable	1,433,966	864,858	616,747	479,454	392,225

1 May not add due to rounding

Summary of Net Present Values of Future Net Revenue1

Forecast Prices and Costs ($000s)

After Income Taxes, Discounted at (%/ year)

As at June 30, 2011	0%	5%	10%	15%	20%
Proved
Developed producing	481,438	354,250	286,917	244,585	215,250
Developed non-producing	13,503	13,262	11,460	9,992	8,906
Undeveloped	194,523	130,050	94,193	71,074	54,919
Total proved	689,464	497,562	392,570	325,651	279,075
Probable	506,394	251,527	156,191	109,417	82,205
Proved Plus Probable Producing	682,301	457,176	353,733	293,543	253,641
Total proved plus probable	1,195,858	749,089	548,761	435,068	361,280

1 May not add due to rounding

The following is a summary of the Consultants’ Average Forecast Prices as at July 1, 2011:

	OIL				NATURAL
	WTI	Edmonton Par	Hardisty	NATURAL	GAS
	Cushing	Price	Heavy	GAS AECO	LIQUIDS at	INFLATION	EXCHANGE
Year	Oklahoma	40° API	12° API	Price	Edmonton[3]	RATES[1]	RATE[2]
Forecast	($US/Bbl)	($Cdn/Bbl)	($Cdn/Bbl)	($Cdn/MMBtu)	($Cdn/Bbl)	%/Year	($US/$Cdn)
2011	98.43	96.52	71.46	4.06	101.53	2.0	0.985
2012	99.97	99.89	74.00	4.53	102.37	2.0	0.985
2013	99.93	100.17	74.07	4.97	102.35	2.0	0.985
2014	98.70	98.95	73.14	5.56	101.09	2.0	0.985
2015	98.27	98.51	72.82	6.18	100.68	2.0	0.985
2016	99.59	99.82	73.79	6.50	102.01	2.0	0.985
2017	101.37	101.6	75.12	6.76	103.85	2.0	0.985
2018	103.39	103.63	76.63	6.95	105.91	2.0	0.985
2019	105.43	105.71	78.19	7.17	108.03	2.0	0.985
2020	107.57	107.86	79.76	7.32	110.23	2.0	0.985
2021	109.71	110	81.35	7.46	112.40	2.0	0.985
2022	111.90	112.22	82.99	7.62	114.69	2.0	0.985
2023	114.13	114.44	84.65	7.77	116.95	2.0	0.985
2024	116.42	116.73	86.34	7.94	119.30	2.0	0.985
2025	118.77	119.11	88.07	8.08	121.71	2.0	0.985
Thereafter	+ 2.0%/year	+ 2.0%/year	+ 2.0%/year	+ 2.0%/year	+ 2.0%/year	2.0	0.985

1 Inflation rates for forecasting prices and costs

2 Exchange rates used to generate the benchmark reference prices in this table

3 Natural Gas Liquids is represented by the pentanes plus price

Weighted average historical prices realized by Bellatrix (before commodity price risk management contracts) for the six months ended June 30, 2011, were $4.00/mcf for natural gas, $92.77/bbl for light, medium gravity crude oil and condensate, $66.82/bbl for heavy oil and $53.99/bbl for natural gas liquids.

NET ASSET VALUE — Proved Plus Probable

The following table of net asset value, as at June 30, 2011, is based on the Sproule evaluation of future net revenue, which does not represent fair market value and does not take into account possible reserve additions from reinvestment of cash flow in existing properties.

($000’s except acre, unit and per unit amounts)	PW 0%	PW 5%	PW 10%	PW 15%	PW 20%
Proved plus Probable Reserves[1]	1,433,966	864,858	616,747	479,545	392,225
Undeveloped Lands[2]	125,319	125,319	125,319	125,319	125,319
Value of Seismic[3]	18,200	18,200	18,200	18,200	18,200
Net Debt[4]	(84,999)	(84,999)	(84,999)	(84,999)	(84,999)
Net Asset Value [6]	1,492,486	923,378	675,267	537,974	450,745
Per Common Share [5]
- Per Basic Share	$13.90	$8.60	$6.29	$5.01	$4.20
- Per Diluted Share	$14.89	$9.21	$6.74	$5.37	$4.50

1  As evaluated by Sproule as at June 30, 2011 based on forecast prices and costs before income tax

2  As estimated by Bellatrix as at June 30, 2011 on 218,067 net acres of undeveloped land at an average price of $574.68 per acre.

3  Based on 28% of $64.6 million replacement value based on seismic costs on an average of $1,500/km for 2d and $10,000/km2 to buy data.

4  Long term debt net of working capital excluding unrealized commodity contract losses as at June 30, 2011, including the liability portion of convertible debenture ($48.3 million). As at June 30, 2011, the principal amount of convertible debentures outstanding was $55.0 million.

5  Based on 107.390 million common shares outstanding as at June 30, 2011 and diluted weighted average of 100.259 million share for the six months ended June 30, 2011. In computing diluted weighted average number of a total of 7,863,932 share options and 9,821,429 common shares issuable on conversion of convertible debentures were excluded from the calculation as they were not dilutive.

6  Certain of the information used in the foregoing calculation, including net debt and number of common shares outstanding, is based on unaudited financial information.

FINDING, DEVELOPMENT AND ACQUISITION COSTS 1, 3

PROVED PLUS PROBABLE

	Six months ended
	June 30, 2011	2010	2009	2008 – 2010 Avg.
Excluding Future Development Costs
FD&A Costs Proved Plus Probable ($/boe)
Exploration and development[2]	8.68	4.68	7.35	6.24
Acquisitions (excluding dispositions)	15.44	20.96	—	15.77
Total (including acquisitions)	8.84	4.96	6.90	6.58
Including Future Development Costs[2]
FD&A Costs — Proved Plus Probable ($/boe)
Exploration and development	(0.89)	12.74	6.32	13.27
Acquisitions (excluding dispositions)	15.44	20.96	—	15.77
Total (including acquisitions)	(0.51)	12.89	5.93	13.36

1  NI 51-101 specifies how finding and development costs should be calculated if they are reported.  Essentially NI 51-101 requires that the exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs. By excluding the effects of acquisitions and dispositions Bellatrix believes that the provisions of the NI 51-101 do not fully reflect Bellatrix’s ongoing reserve replacement costs.  Since acquisitions can have a significant impact on Bellatrix’s annual reserve replacement costs, excluding these amounts could result in an inaccurate portrayal of Bellatrix’s cost structure.  Accordingly, Bellatrix also provides finding, development and acquisition costs that incorporate all acquisitions net of any dispositions during the year. The foregoing calculation is based on working interest reserves.

2  The aggregate of the exploration and development costs incurred in the most recent financial year or six month period as applicable and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year or period.

3  Certain of the information used in the foregoing calculation, including exploration and development expenditures and acquisition expenditures is based on unaudited financial information..

4  Proved plus probable reserves are based on the Sproule Report for the six months ended June 30, 2011 and evaluations by GLJ for the years ended December 31, 2010, 2009 and 2008.

FINDING, DEVELOPMENT AND ACQUISITION COSTS 1, 3

PROVED

	June 30, 2011	2010	2009	2008 – 2010 Avg.
Excluding Future Development Costs
FD&A Costs Proved ($/boe)
Exploration and development[2]	12.80	8.03	6.26	8.94
Acquisitions (excluding dispositions)	19.26	27.41	—	21.66
Total (including acquisitions)	12.98	8.47	6.01	9.42
Including Future Development Costs[2]
FD&A Costs — Proved ($/boe)
Exploration and development	5.40	15.67	8.97	15.22
Acquisitions (excluding dispositions)	19.26	27.41	—	21.66
Total (including acquisitions)	5.79	15.94	8.61	15.46

1  NI 51-101 specifies how finding and development costs should be calculated if they are reported.  Essentially NI 51-101 requires that the exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs.  By excluding the effects of acquisitions and dispositions Bellatrix believes that the provisions of the NI 51-101 do not fully reflect Bellatrix’s ongoing reserve replacement costs. Since acquisitions can have a significant impact on Bellatrix’s annual reserve replacement costs, excluding these amounts could result in an inaccurate portrayal of Bellatrix’s cost structure.  Accordingly, Bellatrix also provides finding, development and acquisition costs that incorporate all acquisitions net of any dispositions during the year. The foregoing calculation is based on working interest reserves.

2  The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

3  Certain of the information used in the foregoing calculation, including exploration and development expenditures and acquisition expenditures is based on unaudited financial information and is subject to audit and may be subject to change as a result.

4  Proved plus probable reserves are based on the Sproule Report for the six months ended June 30, 2011 and evaluations by GLJ for the years ended December 31, 2010, 2009 and 2008.

RESERVE LIFE INDEX

Bellatrix’s reserve life index has been determined for proved plus probable working interest reserves using forecast prices and costs.  The reserve life index for 2011 below is calculated by dividing reserves as at the effective date of the Sproule Report, June 30, 2011, by the first year production as set forth in the Sproule Report, representing a measure of the amount of time production could be sustained at the production rates based on the reserves at the applicable point in time.

Reserve Life Index

	June 30, 2011	2010	2009	2008	2007
Proved	8.1	7.2	6.4	6.4	5.6
Proved plus probable	11.6	11.2	9.4	10.1	7.9

METHOD OF PREPARATION

In this press release both “Working Interest” reserves (being working interest reserves, excluding royalty interest reserves, before deduction of royalty burdens payable) and “Net Interest” reserves (being working interest reserves and royalty interests less royalty burdens payable) are disclosed. Working Interest reserves are also referred to as “Gross” reserves under NI 51-101.  In addition “Company Interest” reserves are disclosed (being working interest reserves and royalty interests, before deduction of royalty burdens payable).

An updated corporate presentation is available on www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a growth oriented exploration and production company based in Calgary, Alberta, Canada.

For further information, please contact:

BELLATRIX EXPLORATION LTD.

Raymond G. Smith, P.Eng.	Edward J. Brown, CA	Troy Winsor
President & CEO	Vice President, Finance & CFO	Investor Relations
(403) 750-2420	(403) 750-2655	(800) 663-8072

READER ADVISORIES:

CONVERSION: The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

NON-GAAP MEASURES:

This document contains the term total net debt, which is not a recognized measure under Canadian GAAP. Total net debt is calculated as long-term debt plus the liability component of the convertible debentures and the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and short-term future income tax assets and liabilities. Management believes that this measure is a useful supplemental measures of the total amount of current and long-term debt. Readers are cautioned, however, that these measures should not be construed as an alternative to other terms such as current and long-term debt or net income determined in accordance with GAAP as measures of performance. Bellatrix’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable to measures used by other trusts or companies.

FORWARD LOOKING STATEMENTS Statements in this document may contain forward-looking information including management’s assessment of future plans and operations, expected Q3 2011 average production, reserve estimates and the total future capital associated with development of reserves, and use of net proceeds from disposition. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry; commodity prices, and; exchange rate changes. Industry related risks could include, but are not limited to: operational risks in exploration; development and production; delays or changes in plans; risks associated to the uncertainty of reserve estimates; health and safety risks, and; the uncertainty of estimates and projections of production, costs and expenses. The recovery and reserve estimates of Bellatrix’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing lists of factors and assumptions are not exhaustive. Additional information on these and other factors that could effect the Company’s operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at the Company’s website (www.bellatrixexploration.com.). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.